

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 18, 2008

Via U.S. mail and facsimile

Mr. Stephen J. Smith
Executive Vice President and Chief Financial Officer
Elizabeth Arden, Inc.
2400 SW 145th Avenue
Miramar, FL 33027

> **RE:** **Form 10-K for the fiscal year ended June 30, 2007**
> **File No. 001-06370**

Dear Mr. Smith:

We have reviewed your response letter dated April 15, 2008 and have the following additional comment. If you disagree with our comment, we will consider your explanation as to why the comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2007</u>

Consolidated Financial Statements

Note 19 – Geographical Information, page 78

1. We appreciate the information you provided in your response to comment 4 from our letter dated February 29, 2008. In order for us to better assess your response, please provide us with copies of the monthly financial and operating information that your CODM and board received for the periods ended June 30, 2005, 2006 and 2007 (including selected operating data for your selling units). We assume that the monthly packages for those periods include summarized data on a year-to-date basis,

and if so, please provide us with that information as well. If not, please kindly include your year-to-date information. In addition, please provide the most recent available monthly and year-to-date information for 2008.

* * * *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comment.

If you have any questions regarding this comment, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

John Hartz
Senior Assistant Chief Accountant